UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)

RESPONSE GENETICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

76123U105

(CUSIP Number)

September 13, 2012

(Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filed out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 76123U105	Page 2 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.3%
12	TYPE OF REPORTING PERSON* IA

SCHEDULE 13G

CUSIP No. 76123U105	Page 3 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Bridger Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,694,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,694,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON* OO

SCHEDULE 13G

CUSIP No. 76123U105	Page 4 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,694,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,694,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,694,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.2%
12	TYPE OF REPORTING PERSON* PN

SCHEDULE 13G

CUSIP No. 76123U105	Page 5 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Swiftcurrent Offshore, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 3,306,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 3,306,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,306,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.1%
12	TYPE OF REPORTING PERSON* CO

SCHEDULE 13G

CUSIP No. 76123U105	Page 6 of 14 Pages

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON (ENTITIES ONLY) Roberto Mignone
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP * (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,000,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,000,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,000,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.3%
12	TYPE OF REPORTING PERSON* IN

Page 7 of 14 Pages

Item 1(a).	Name of Issuer: Response Genetics, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices:

1640 Marengo St., 6th Floor, Los Angeles, California, 90033, United States

Item 2(a, b, c).	Name of Persons Filing, Address of Principal Business Office, Citizenship:

Bridger Management, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016

Bridger Capital, LLC, a Delaware limited liability company, 90 Park Avenue – 40th Floor, New York, NY 10016

Swiftcurrent Partners, L.P., a Delaware limited partnership, 90 Park Avenue – 40th Floor, New York, NY 10016

Swiftcurrent Offshore, Ltd., a Cayman Islands limited company, c/o Morgan Stanley Fund Services (Cayman) Ltd., Cricket Square, 2nd Fl., Boundary Hall, Hutchins Drive, P.O. Box 2681, Grand Cayman KY1-1111 Cayman Islands.

Mr. Roberto Mignone (“Mr. Mignone”), 90 Park Avenue – 40th Floor, New York, NY 10016. Mr. Mignone is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, par value $0.01 per share (the “Common Stock”)

Item 2(e).	CUSIP Number: 76123U105

Item 3.	Not Applicable.

Page 8 of 14 Pages

Item 4.	Ownership.

1.	Bridger Management, LLC:

(a)	Amount beneficially owned: 6,000,000 shares

(b)	Percent of class: 18.3%. The percentage of Common Stock reported as beneficially owned is based upon 32,797,625 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2012, plus the inclusion of the newly-issued shares of 8,000,000 shares from the private placement offering on September 13, 2012, as reported by the Issuer on its Form 8-K dated September 19, 2012.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,000,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,000,000 shares

2.	Bridger Capital, LLC:

(a)	Amount beneficially owned: 2,694,000 shares

(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 8.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,694,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,694,000 shares

3.	Swiftcurrent Partners, L.P.:

(a)	Amount beneficially owned: 2,694,000 shares

(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 8.2%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 2,694,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,694,000 shares

4.	Swiftcurrent Offshore, Ltd:

(a)	Amount beneficially owned: 3,306,000 shares

(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 10.1%

(c)	Number of shares as to which such person has:

Page 9 of 14 Pages

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 3,306,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 3,306,000 shares

5.	Roberto Mignone

(a)	Amount beneficially owned: 6,000,000 shares

(b)	Percent of class (determined as set forth in paragraph 1(b) of this Item 4): 18.3%

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 6,000,000 shares

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 6,000,000 shares

The Common Stock reported herein is beneficially owned as a result of the purchase of such shares by certain accounts managed by Bridger Management, LLC. Two such accounts, Swiftcurrent Partners, L.P. and Swiftcurrent Offshore, Ltd., beneficially own 8.2% and 10.1% of the class, respectively, as set forth elsewhere herein. Mr. Mignone is the managing member of Bridger Management, LLC. Bridger Capital LLC is the General Partner of Swiftcurrent Partners, L.P.

Item 5.	Ownership of Five Percent or less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [            ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

See Item 4.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Page 10 of 14 Pages

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows:]

Page 11 of 14 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: October 3, 2012

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

BRIDGER CAPITAL, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT PARTNERS, L.P.

By:	Bridger Capital, LLC, its General Partner

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT OFFSHORE, LTD.

By:	Bridger Management, LLC, its investment manager

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

Page 12 of 14 Pages

EXHIBIT INDEX

Exhibit A:	Joint Filing Statement Pursuant to Rule 13d-1(k)

Page 13 of 14 Pages

Exhibit A

JOINT FILING STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: October 3, 2012

BRIDGER MANAGEMENT, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

/s/ Roberto Mignone
Roberto Mignone, Individually

BRIDGER CAPITAL, LLC

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

SWIFTCURRENT PARTNERS, L.P.

By:	Bridger Capital, LLC, its General Partner

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member

Page 14 of 14 Pages

SWIFTCURRENT OFFSHORE, LTD.

By:	Bridger Management, LLC, its Investment Manager

By:	/s/ Roberto Mignone
Roberto Mignone, Managing Member